SECOND AMENDMENT TO AMENDED AND RESTATED
EXECUTIVE SEVERANCE AGREEMENT

This Second Amendment to the Amended and Restated Executive Severance Agreement is dated the 20ᵗʰ day of March, 2019 (this "Amendment") between Town Sports International Holdings, Inc. ("Holdings" and collectively with its subsidiaries and affiliates being referred to as the "Company") and Carolyn Spatafora (the "Executive").

WHEREAS, the Company and Executive entered into that certain Amended and Restated Executive Agreement dated February 25, 2015 as Amended on March 31, 2016 which Agreement amended and restated a prior Executive Severance Agreement between Executive and Town Sports International, LLC ("TSI LLC"), a subsidiary of Holdings dated May 12, 2014 (The May 12, 2014 Agreement and the Amended and Restated Executive Severance Agreement are collectively referred to as the "Severance Agreement"); and

WHEREAS, Holdings and TSI LLC desire to further amend the Severance Agreement in order to induce the Executive to remain in the employ of the Company; and

WHEREAS, Holdings and TSI LLC desire to amend the Severance Agreement to provide severance to Executive in the event she becomes disabled in the absence of a Change in Control.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

1.   Terms defined herein, unless stated otherwise, shall have the same meaning set forth as in the Severance Agreement.

2.   Paragraph 2, Eligibility, subparagraph (a) is amended to reflect that notwithstanding anything contained in the Severance Agreement to the contrary, Executive shall be entitled to Severance stated herein if she becomes Disabled whether such termination by Employee is prior to or subsequent to a Change in Control. Such Disability being a Qualifying Termination by Employee.

3.   Paragraph 2, Eligibility, is amended to reflect the insertion of the following subparagraph (a)(vi):

(v)   <u>Termination without Cause or a Constructive Termination.</u> If Executive's employment with Company is terminated by the Employee by reason of her Disability, Executive except as set forth below shall have the right to receive Severance Payments as described in Section 3 of the Severance Agreement as if it were a Constructive Termination. Notwithstanding the language of Sub-clause (ii) to the contrary with respect to Bonus for the fiscal year in which the Termination Date occurs same will be paid as paid in and for the year prior to Termination as additional Severance within five (5) days of Employees Termination Date. The provisions of this subparagraph (v) shall apply independent of and notwithstanding

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whether there is a Change in Control as defined herein or whether the Company is on Budget to pay bonus on the date of Termination for the year in which Termination occurs.

      3.   Except as amended, the balance of the terms of the Severance Agreement remain in full force and effect which the parties hereto ratify as of the date hereof.

IN WITNESS WHEREOF, the parties have executed this agreement, effective as of the date and year first written above.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.



By: _____
Name: Patrick Walsh
Title: Executive Chairman

TOWN SPORTS INTERNATIONAL, LLC



By: _____
Name: Patrick Walsh
Title: Executive Chairman



Carolyn Spatafora

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